Mail Stop 03-05
      April 14, 2005


Eric G. Banta
ING USA Annuity and Life Insurance Company
1290 Broadway
Denver, Colorado 80203-5699


Re:	ING USA Annuity and Life Insurance Company
	Form S-3 filed March 18, 2005
	File No. 333-123457


Dear Mr. Banta,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please be advised that the revised staff statement requires that asset-backed issuers file a compliance certificate and accountant`s report with each Form 10-K. Please advise supplementally which party or parties will be responsible for preparing and filing each trust`s
Exchange Act reports and signing the required certifications. In addition, please tell us upon what authority these responsibilities are allocated. To the extent such documents are not currently required, amend the necessary governing documents to provide for the preparation and delivery of these exhibits so that they may be timely included in each required Form 10-K.

3. If a trust is formed prior to the effectiveness of the registration statement, please confirm that both the trust and ING USA will sign the registration statement.

4. If you intend to issue securities with this registration statement shortly after effectiveness, include in the last pre-effective amendment a prospectus supplement that contains all information relating to that offering which is known and reasonably available at that time. In addition, please file (i) unqualified tax and legality opinions and (ii) related consents pre-effectively with respect to any proposed immediate takedown.

Prospectus Supplement -- Secured Medium Term Notes

Reopenings, page S-8

5. Reopenings appear inconsistent with the requirement of a discrete pool. Please revise or advise.

Security; Non-Recourse Obligations, page S-17

6. Revise the last paragraph to clarify that purchasers may proceed directly against you for claims under federal securities laws.

Plan of Distribution, page S-47

7. We note your disclosure that you may appoint broker-dealers to act as agents under this program and that you plan to specify such agents in the applicable pricing supplement. Supplementally confirm that you will include all the relevant information specified under Item 508(c)(2) of Regulation S-K , in the event that you appoint such agents.

Base Prospectus

8. Please include a table of contents pursuant to Item 502(a) of Regulation S-K.

Noteholders will not have any direct contractual rights against us, page 3

9. Given the structure of this proposed offering, we view it as a concurrent primary offering of the notes and funding agreements. Please revise throughout to add disclosure stating clearly and without qualification that with regard to federal securities laws, note purchasers may proceed directly against ING USA or the issuing trust and that their rights under federal securities laws are no different than if they purchased the underlying funding agreements directly from ING USA or the issuing trust.

An event of default under the notes may not constitute an "event of default" under the applicable funding agreement, page 3

10. Revise to explain what provision of state law prevents the funding agreements from having events of default that would include the events under the notes.

As a result of withholding, payments under the funding agreement may
be insufficient t pay principal and interest under the notes, page
4

11. It appears that all the risks of changes in tax law will be borne by the purchasers of the notes. If so, please revise this risk factor to clarify this risk and discuss it in the summary of each supplement.

The notes could be deemed to be contracts of insurance, page 4

12. Please revise this risk factor so that investors can better determine how to evaluate the risk. Revise the last paragraph to change "should" to "will" so that investors can determine if Sidley is giving an opinion or expressing a preference.

Redemption may adversely affect your return on the notes, page 5

13. To the extent the notes can be redeemed with 25% or more of the principal amount outstanding, the title of the securities should be revised to include the word "callable."

Forward Looking Information, page 10

14. Revise the last sentence of the first paragraph to clarify that the safe harbors also do not apply to ING USA Annuity and Life
Insurance Company.

Incorporation of Certain Documents by Reference, page 11

15. Revise to specifically incorporate the 10-K containing the audited financial statements of ING USA or file them in the next amendment.

Description of the Notes, page 14

16. Please confirm that you do not intend to use any other form of credit enhancement or collateral, other than the assets in the trust, to secure any series of notes pursuant to this offering. If you do intend to use other forms of credit enhancements, please disclose them in the base prospectus and prospectus supplements.

Bankruptcy Concerns, page 15

17. Please revise the fourth sentence to clarify that the assets of the trust will not be consolidated with the assets of any other party in a bankruptcy proceeding. If they might be, it appears that you have not created a discrete pool.

Nonrecourse Enforcement, page 29

18. Please highlight purchaser`s rights under the federal securities laws in the final paragraph of this section in a separate, appropriately captioned section.

Plan of Distribution, page 38

19. Revise to clarify that the each trust is an underwriter of the funding agreements.

Undertakings

20. Please revise to provide all of the undertakings required by Item
512(a)(1) of Regulation S-K.

Signatures

21. Please revise your signature page to disclose your principal executive officer.

*********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-1850 with any other questions.

      Sincerely,



      Max A. Webb
Assistant Director



cc:	Via Facsimile
      Perry J. Shwachman
      Anthony J. Ribaudo
      Sidley Austin Brown & Wood LLP
       (312) 853-7036
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ING USA Annuity and Life Insurance Company
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